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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------



                                   F O R M 6-K

                      Pursuant to Section 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                           For the month of August 2002



                         RADA ELECTRONIC INDUSTRIES LTD.
                              (Name of Registrant)




                 7 Giborei Israel Street, Netanya 42504, Israel
                     (Address of Principal Executive Office)


     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                        Form 20-F X        Form 40-F __


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes __             No  X

This Form 6-K is being incorporated by reference into the Company's Form F-3 Registration Statement File No. 333-11716.


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




                         RADA ELECTRONIC INDUSTRIES LTD.





6-K Items
---------

1. RADA Electronic Industries Ltd. Interim Consolidated Balance Sheet as of June 30, 2002 (Unaudited).

                                                                          ITEM 1

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--------------------------------------------------------------------------------
                       RADA ELECTRONIC INDUSTRIES LIMITED
--------------------------------------------------------------------------------


                       INTERIM CONSOLIDATED BALANCE SHEET
                               AS OF JUNE 30, 2002
                                   (UNAUDITED)

                       RADA ELECTRONIC INDUSTRIES LIMITED

                      UNAUDITED CONSOLIDATED BALANCE SHEET
         (In thousands of U.S. dollars, except share and per share data)

                                                                     June 30,
                                                                       2002
                                                                  ------------
Current assets
  Cash and cash equivalents                                       $     255
  Trade receivables (net of allowance for
    doubtful accounts of $189)                                          681
  Other receivables and prepaid expenses                                173
  Receivables in respect of shares to be issued (Note 2)                130
  Costs and estimated earnings in excess of
    billings on uncompleted contracts                                   103
  Inventories                                                         2,303
                                                                  ---------
       Total current assets                                           3,645
                                                                  ---------
  Long-term assets
    Severance pay fund                                                1,353
    Long-term receivables                                             1,144
    Leasing Deposits                                                     22
                                                                  ---------
                                                                      2,519
                                                                  ---------
Property and equipment
  Cost                                                               18,674
  Less - accumulated depreciation                                    12,460
                                                                  ---------
       Total property and equipment                                   6,214
                                                                  ---------
Other assets, net                                                     3,782
                                                                  ---------

       Total assets                                               $  16,160
                                                                  =========






The accompanying notes are an integral part of this consolidated balance sheet.

                       RADA ELECTRONIC INDUSTRIES LIMITED

                      UNAUDITED CONSOLIDATED BALANCE SHEET
         (In thousands of U.S. dollars, except share and per share data)

                                                                     June 30,
                                                                       2002
                                                                  -------------
Current liabilities
  Short-term bank credits                                         $   5,270
  Trade payables                                                        634
  Other liabilities and accrued expenses                              2,888
  Unearned income                                                     2,265
  Billings in excess of costs and estimated
    earnings on uncompleted contracts                                    34
                                                                  ---------
         Total current liabilities                                   11,091
                                                                  ---------
Long-term liabilities
  Accrued severance pay                                               1,860
                                                                  ---------
                                                                      1,860
                                                                  ---------

Minority interest                                                       649
                                                                  ---------
Shareholders' equity
  Share capital
    Ordinary shares of NIS 0.005 par value:
    Authorized - 26,000,000 shares; issued and
    outstanding 13,816,839 shares                                       103
  Additional paid-in capital                                         56,646
  Receipts on account of shares, net (Note 2)                         2,232
  Accumulated deficit                                               (56,421)
                                                                  ---------
       Total shareholders' equity                                     2,560
                                                                  ---------
       Total liabilities and shareholders' equity                 $  16,160
                                                                  =========




The accompanying notes are an integral part of this consolidated balance sheet.

                       RADA ELECTRONIC INDUSTRIES LIMITED

                NOTES TO THE UNAUDITED CONSOLIDATED BALANCE SHEET
              (In thousands of U.S. dollars, except per share data)

NOTE 1 - GENERAL
----------------

The accompanying unaudited balance sheet has been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, it does not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Although the Company believes that the disclosure presented herein is adequate to make the information presented not misleading, it is suggested that this balance sheet be read in conjunction with the 2001 annual financial statements and footnotes.

NOTE 2 - PRIVATE PLACEMENT
--------------------------

On June 30, 2002 the Company concluded a private placement of its ordinary shares under the following terms:

(A) A Purchase Agreement between the Company and certain investors according to which such investors purchased 1,938,776 ordinary shares at a price of $0.49 per share, for a total of $950. In addition, such investors will be issued warrants to purchase 4,302,041 of the Company's ordinary shares. Such warrants will be valid for five (5) years and be exercisable during the first 36 months after issuance at an exercise price of $2 per share, and thereafter, during the following 24 month period, at an exercise price which will be equal to the higher of: (i) $2 per share or (ii) 50% of the average closing price during the ten (10) trading days prior to an exercise date. The warrants contain certain anti-dilution provisions that could reduce the exercise price of the warrants in the event that the Company issued securities at a price below the exercise prices of the warrants. As of June 30, 2002 the Company received $820 in cash and a total of $130 is presented as receivable from shareholders (this amount was received subsequent to balance sheet date); and

(B) The conversion of $1,350 of the principal amount of loans granted by Mr. Howard P.L. Yeung, one of the Company's controlling shareholders into 2,755,102 ordinary shares at a price of $0.49 per share. In addition, the Company will issue to Mr. Yeung warrants to purchase 8,265,306 ordinary shares. Such warrants will be valid for five (5) years and will be exercisable during the first 36 months at an exercise price of $2 per share, and thereafter, during an additional period of 24 months, at an exercise price which shall be equal to the higher of: (i) $2 per share or
     (ii) 50% of the average closing price of our ordinary shares during the ten
     (10) trading days prior to the exercise date.

(C) The Company incurred $68 of expenses in connection with the issuance of the shares.

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                                   SIGNATURES




     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                 RADA Electronic Industries Ltd.
                                                 -------------------------------
                                                         (Registrant)



                                                   By: /s/Herzle Bodinger
                                                       ------------------
                                                       Herzle Bodinger, Chairman



Date: August 13, 2002